                                                                   EXHIBIT 99.18


                      PRUDENTIAL DEVELOPING MARKETS FUND
                      -----------------------------------
                                  (the Fund)


                          PLAN PURSUANT TO RULE 18F-3

     The Fund hereby adopts this plan pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the 1940 Act), setting forth the separate arrangement and expense allocation of each class of shares of each separate investment series offered by the Fund (each referred to as a Series). Any material amendment to this plan is subject to prior approval of the Board of Trustees, including a majority of the independent Trustees.


                             CLASS CHARACTERISTICS

CLASS A SHARES:  Class A shares are subject to a high initial sales charge and a
--------------   distribution and/or service fee pursuant to Rule 12b-1 under the 1940 Act (Rule 12b-1 fee) not to exceed .30 of 1% per annum of the average daily net assets of the class. The initial sales charge is waived or reduced for certain eligible investors.

CLASS B SHARES:  Class B shares are not subject to an initial sales charge but
--------------   are subject to a high contingent deferred sales charge
                 (declining from 5% to zero over a six-year period) which will be imposed on certain redemptions and a Rule 12b-1 fee of not to exceed 1% per annum of the average daily net assets of the class. The contingent deferred sales charge is waived for certain eligible investors. Class B shares automatically convert to Class A shares approximately seven years after purchase.

CLASS C SHARES:  Class C shares are not subject to an initial sales charge but
--------------   are subject to a low contingent deferred sales charge
                 (declining by 1% each year) which will be imposed on certain redemptions and a Rule 12b-1 fee not to exceed 1% per annum of the average daily net assets of the class.

Class Z SHARES:  Class Z shares are not subject to either an initial or
--------------   contingent deferred sales charge nor are they subject to any
                 Rule 12b-1 fee.

                        INCOME AND EXPENSE ALLOCATIONS

     Income, any realized and unrealized capital gains and losses, and expenses not allocated to a particular class, will be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the applicable Series of the Fund.


                          DIVIDENDS AND DISTRIBUTIONS

     Dividends and other distributions paid by a Series to each class of shares, to the extent paid, will be paid on the same day and at the same time, and will be determined in the same manner and will be in the same amount, except that the amount of the dividends and other distributions declared and paid by a particular class may be different from that paid by another class because of Rule 12b-1 fees and other expenses borne exclusively by that class.


                              EXCHANGE PRIVILEGE

     Holders of Class A Shares, Class B Shares, Class C Shares and Class Z Shares shall have such exchange privileges as set forth in the Series' current prospectus. Exchange privileges may vary among classes and among holders of a Class.


                              CONVERSION FEATURES

     Class B shares will automatically convert to Class A shares on a quarterly basis approximately seven years after purchase. Conversions will be effected at relative net asset value without the imposition of any additional sales charge.


                                    GENERAL

A. Each class of shares shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement and shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

B. On an ongoing basis, the Trustees, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Fund and each Series for the existence of any material conflicts among the interests of its several classes. The Trustees, including a majority of the independent Trustees, shall take such action as is reasonably necessary to eliminate any such conflicts that may develop. Prudential Investments Fund Management LLC, the Fund's Manager, will be responsible for reporting any potential or existing conflicts to the Trustees.

C. For purposes of expressing an opinion on the financial statements of the Fund and/or a Series, the methodology and procedures for calculating the net asset value and dividends/distributions of the Series' several classes and the proper allocation of income and expenses among such classes will be examined annually by the Fund's independent auditors who, in performing such examination, shall consider the factors set forth in the relevant auditing standards adopted, from time to time, by the American Institute of Certified Public Accountants.



Dated: June 1, 1998